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                                                                     EXHIBIT 4.4

                                  [EXCO LOGO]
                             6500 GREENVILLE AVENUE
                                SUITE 600, LB 17
                              DALLAS, TEXAS 75206

                                                                    MAY 23, 2001


Dear Shareholder:

     You will find enclosed the Prospectus and other materials relating to the rights offering by EXCO Resources, Inc. ("EXCO").


     We request that you carefully review the Prospectus which describes how you may participate in this rights offering. As indicated in the Prospectus, there is a limited period of time during which you will be able to exercise the rights and purchase shares of 5% Convertible Preferred Stock (the "Convertible Preferred Stock").



     The basic terms of this rights offering, which are more fully explained in the Prospectus, are as follows:



     - You will receive one transferable right for each share of EXCO Common Stock you owned as of 5:00 p.m., New York time, on May 22, 2001.



     - You may purchase one share of the Convertible Preferred Stock for each right you receive at a subscription price of $21.00 per share. This is your basic subscription privilege.



     - If you fully exercise the rights issued to you, you are entitled to subscribe for an additional number of shares of Convertible Preferred Stock equal to up to 100% of your basic subscription privilege. This is your oversubscription privilege. If we receive more oversubscription requests than we have shares available, we will allocate the available shares pro rata among those shareholders who oversubscribe, based upon the number of rights each holder exercised through the basic subscription privilege, as more fully described in the Prospectus.



     - The rights are transferable and have been approved for trading on the Nasdaq National Market.



     - The rights offering expires at 5:00 p.m. New York time on June 21, 2001.



     If your shares are held in your name, a Rights Certificate is enclosed. Please see the enclosed instructions regarding how to complete your Rights Certificate to participate in this rights offering. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.



     IF YOU DO NOT EXERCISE YOUR RIGHTS AND SUBSCRIBE FOR SHARES OF CONVERTIBLE PREFERRED STOCK, YOUR PERCENTAGE OWNERSHIP OF COMMON STOCK WILL DECLINE FOLLOWING THE CONVERSION OF SHARES OF CONVERTIBLE PREFERRED STOCK, AND YOUR VOTING POWER WILL BE DILUTED TO THE EXTENT OTHERS EXERCISE THEIR RIGHTS.


     On behalf of the Board of Directors, we thank you for your support and confidence and look forward to continuing to serve you.

                                            Sincerely,

                                            /s/ DOUGLAS H. MILLER
                                            ------------------------------------
                                            DOUGLAS H. MILLER
                                            Chairman and Chief Executive Officer

     If you have any questions concerning the rights offering, please feel free to contact Richard E. Miller, Secretary and General Counsel, at (214) 368-2084.